April 11, 2005


via facsimile and U.S. mail

Mr. Bradley T. MacDonald
Chief Executive Officer
Medifast, Inc.
11445 Cronhill Drive
Owings Mills, MD  21117


	Re:	Medifast, Inc.
		Form 10-KSB, Filed March 14, 2005
		File No.  1-31573

Dear Mr. MacDonald:

      We have reviewed the above filings and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On a supplemental basis, we would like to advise you that you are no longer eligible to file future periodic reports on Form 10-QSB or
Form 10-KSB under Regulation S-B, Item 10, as your revenues have exceeded $25 million for the past two consecutive fiscal years. Please comply with the requirements of Regulations S-K and S-X, the instructions to Form 10-Q in your next quarterly report, and the instructions to Form 10-K in your next annual report.

Form 10-KSB for the year ended December 31, 2004

Part I, Item 1.  Business, page 4

2. We note your discussion of the acquisition of Consumers Choice Systems, Inc. and Hi-Energy Weight Control Centers in 2003. Please expand your footnotes to the financial statements to include the information required by FAS 141, paragraphs 51 through 57, as applicable.

Part II, Item 7.  Controls and Procedures, page 14

3. We note your disclosure that there were no "significant
changes"
in your internal controls that could "significantly affect" your controls over financial reporting. However, Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of
Exchange
Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting."  In an amended filing, disclose any change in
your internal control over financial reporting identified in connection with the evaluation that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting as required by Item 308(c) of Regulation SB.  Refer to Release 33-
8238
for additional guidance related to amendments to the disclosure requirements, which were effective August 14, 2003.

Part II, Item 8.  Financial Statements

Note B - Significant Accounting Policies, page F-8

[9] - Revenue

4. We note the disclosure of your revenue recognition accounting policy. Expand your disclosures to address all the criteria to be met for revenue recognition as discussed in Staff Accounting Bulletin
Topic 13. If certain industry-specific authoritative guidance applies, discuss your policies with regard to the application of that literature.

5. We note that your product distribution channels include medical professionals, pharmacists and weight-loss clinics that resell your products to patients. On a supplemental basis, describe to us your sales terms with these customers. If such terms include a right of return, expand your disclosure of revenue recognition policies to address the requirements of FAS 48 and SAB Topic 13.

6. We note your acquisition of Hi-Energy Weight Control Centers described in Part I, Item1. The disclosures state you are seeking qualified licensees for these clinics, in addition to corporately owned clinics. Expand your revenue recognition policies to provide the disclosures required by FAS 45, paragraphs 20-23.

7. Your expanded revenue recognition disclosures should also address your accounting for and classification of shipping and handling fees in your financial statements. Please refer to EITF 00-10 if you require further guidance.

 [15] - Recent Accounting Pronouncements

8. Expand your significant accounting policies footnote to disclose your accounting policies with regard to your intangible assets. These disclosures should address the items discussed in FAS 142, paragraphs 9-41, including the recognition and measurement of intangible assets, determination of the useful life and amortization, recognition and measurement of impairment losses, accounting for goodwill, and recognition and measurement of impairment losses for goodwill.

Note E - Trademarks, page F-17

9. Provide the disclosures required by FAS 142, paragraphs 44-47, with regard to your intangible assets. Disclose the components of "other intangibles" in sufficient detail to give an understanding of the nature and utility of these items to your company. If goodwill is a material component, disclose the amount of goodwill as a separate line item in the statement of financial position as required by FAS 142, paragraph 43.

Part IV, Item 13.  Exhibits and Reports on Form 8-K, page 21

10. In an amended filing, provide as an exhibit for each principal executive officer and each principal financial officer the certifications required pursuant to Section 302 and 906 of the Sarbanes Oxley Act. Please refer to the information provided in Financial Release 33-8238 and Regulation S-B Item 601(b)(31) and
(32)
for the exact wording needed in these certifications.

Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Gary Newberry at (202) 824-5567 or Shannon
Buskirk at (202) 942- 1826 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Medifast, Inc.
April 11, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE